02017189

PE
2-28-02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 2002

MAR 5 2002

Pacific North West Capital Corp.
(Translation of registrant's name into English)

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

PROCESSED
MAR 0 8 2002
THOMSON
FINANCIAL

Form 20F X Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes X No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.
(Registrant)

Date: March 1, 2001

(Signature)*

Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

February 21, 2002

Item 3: Press Release

A Press release dated and issued February 21, 2002 in Vancouver, BC through Canadian Corporate News Wire Service, Stockwatch Market News, SEDAR and the Canadian Venture Exchange.

Item 4: Summary of Material Change

Private Placement of 166,666 flow-through units.

Item 5: Full Description of Material Change

Private Placement – see news release dated February 21, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 22, 2002___________
Date

"Taryn Downing"
____
Signature of authorized signatory

__Taryn Downing_______________
Print name of signatory

__Corporate Secretary___________
Official capacity

Pacific North West Capital Corp.
2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Website: www.pfncapital.com

TSE Trade Symbol: **PFN**
Telephone: (604) 685-1870 Fax: (604) 685-8045
email: ir@pfncapital.com

Toll Free 1-800-667-1870

Private Placement

Vancouver, B.C. - Pacific North West Capital Corp. (the "Company") is pleased to announce that it has arranged for a private placement of up to 166,666 Flow Through units at a price of $0.60 per unit for gross proceeds of up to $100,000. Each unit will consist of one common share in the capital of the Company and one half of one non-transferable share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Shares") of the Company for a period of three years at a price of $0.60 per Warrant Share. The foregoing is subject to regulatory approval.

The funds are to be used for exploration on the Company's Canadian projects.

For further information: please contact 1-800-667-1870

On behalf of the Board of Directors

Harry Barr

Harry Barr, President

S.E.C. 12g(3) exemption # 82-4828
The Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Pacific North West Capital Corp. **TSE: PFN OTCBB: PAWEF**
2303 West 41st Avenue, Vancouver, B.C. V6M 2A3 Telephone: (604) 685-1870 Fax: (604) 685-8045
Website: www.pfncapital.com **Toll Free 1-800-667-1870** **email: ir@pfncapital.com**

News Release **February 19, 2002**

DRILLING CONTINUES TO EXPAND PLATINUM GROUP METAL MINERALIZATION ON THE RIVER VALLEY PROPERTY

- *New High Grade Intersections*
- *Current Drill Program aimed at doubling Mineral Resource*
- *New Mineral Resource Estimate – June 2002*
- *Drilling on Banshee Lake anomaly underway*

The Phase 5 drill program continues to add to the existing platinum-group metal (PGM) sulphide mineralization on the River Valley PGM Property, located near Sudbury, Ontario. The current 20,000m drill program, funded by joint venture partner Anglo American Platinum Corporation Limited ("Anglo Platinum"), is aimed initially at doubling the current 600,000 ounce PGM resource estimate reported in October 2001. **These results continue to augment those released by the Company in January 2002 and represent some of the highest-grade intersections to date.**

Presently, two drill rigs are operating on the property and 38 holes have been completed to date in the Phase 5 drill program. The objective of the current program, in addition to increasing the resource, is to gauge the extent of the mineralized system (depth and strike) and to estimate the amount of drilling that will be required to delineate it. An estimated 80 holes will be completed by the end of May, bringing the total number of holes drilled on the property to about 220. Data from these holes will be incorporated into a new Mineral Resource Estimate that is expected to be completed by June 2002, by independent consultants *Derry, Michener, Booth and Wahl Consultants Ltd.*



Hole DL-64, collared at Dana South, intersected 35.5m assaying 2.7g/t Pt+Pd+Au, and included 9.0m assaying 6.5g/t Pt+Pd+Au. Hole DL-66, also collared at Dana South, intersected 20.7m assaying 3.4g/t Pt+Pd+Au, and included 7.0m assaying 5.9g/t Pt+Pd+Au.

Below is a summary of results from the five most recently completed holes at Dana South and the first five holes from Phase 5 at Lismer's Ridge.

DANA LAKE AREA

(Hole #, co-ordinates, hole length, azimuth, dip)

DL-64: 76.5E/361S (238m/45/-45)

DDH	From (m)	To (m)	Int (m)	**Int (ft)**	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (ppb)	3E (g/t)	Ni %	Cu %
	130.50	231.50	101.00	**331.38**	62.3	328.6	1074.5	1465.4	1.47	0.01	0.09
incl.	195.50	231.00	35.50	**116.48**	100.3	591.0	2009.7	2701.1	2.70	0.02	0.14
incl.	197.50	210.50	13.00	**42.65**	169.1	1084.1	3745.2	4998.4	5.00	0.03	0.19
incl.	197.50	199.50	2.00	**6.56**	306.5	2630.0	8096.5	11033.0	11.03	0.02	0.15

3E = Pt+Pd+Au

DL-66: 32E/414S (274m/45/-45)

DDH	From (m)	To (m)	Int (m)	**Int (ft)**	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (ppb)	**3E (g/t)**	Ni %	Cu %
	167.50	272.00	104.50	**342.86**	48.8	291.6	853.0	1193.4	**1.19**	0.01	0.08
incl.	224.00	266.00	42.00	**137.80**	83.1	462.7	1471.6	2017.4	**2.02**	0.02	0.13
incl.	232.00	247.00	15.00	**49.22**	169.2	970.4	3111.2	4250.8	**4.25**	0.03	0.23
incl.	233.50	240.50	7.00	**22.97**	229.9	1347.7	4327.1	5904.8	**5.90**	0.03	0.27

DL-68: 9.9E/435S (308m/45/-45)

DDH	From (m)	To (m)	Int (m)	**Int (ft)**	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (ppb)	**3E (g/t)**	Ni %	Cu %
	182.00	304.00	122.00	**400.28**	37.4	284.4	784.2	1106.0	**1.11**	0.01	0.08
incl.	255.00	304.00	49.00	**160.77**	70.5	495.7	1552.7	2118.9	**2.12**	0.03	0.16
incl.	271.50	293.00	21.50	**70.54**	97.1	746.3	2334.6	3178.0	**3.18**	0.03	0.19
incl.	272.50	283.00	10.50	**34.45**	146.6	1206.5	3793.6	5146.7	**5.15**	0.04	0.22
incl.	193.50	194.50	1.00	**3.28**	395.5	4895.0	10320.0	15610.5	**15.61**	0.02	0.12

Hole DL-65 (53E/386S), designed to determine the location of the intrusive/footwall contact and extent of up-dip mineralization, encountered footwall material over most of the hole and assayed anomalous PGM values including 1.2 g/t Pt+Pd+Au over 3m. Hole DL-67 (93.5E/478S), also intended to test for the location of the intrusive contact, intersected footwall material and assayed anomalous PGM values.

These 5 drill holes are from 25m spaced sections that extend southeast from the Dana Lake South Zone. **Most notably, drill hole DL-68 lies only ~150 m north of the northern edge of the 600m long Banshee Lake geophysical anomaly which is currently being drill-tested.**

LISMER'S RIDGE AREA

LR-45: 701NE/1371SE (77m/45/-45)

DDH	From (m)	To (m)	Int (m)	**Int (ft)**	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (ppb)	**3E (g/t)**	Ni %	Cu %
	11.50	27.50	16.00	**52.50**	66.3	521.1	1128.4	1715.8	**1.72**	0.01	0.07
incl.	16.00	18.00	2.00	**6.56**	157.5	1502.5	4060.0	5720.0	**5.72**	0.01	0.13

3E = Pt+Pd+Au

LR-46: 591NE/1371SE (214m/45/-45)

DDH	From (m)	To (m)	Int (m)	**Int (ft)**	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (ppb)	**3E (g/t)**	Ni %	Cu %
incl.	164.00	168.50	4.50	**14.76**	160.7	1103.9	2967.8	4232.3	**4.23**	0.01	0.13
incl.	164.00	166.00	2.00	**6.56**	293.3	2127.8	5808.0	8229.0	**8.23**	0.02	0.20

LR-47: 656NE/1415SE (155m/45/-45)

DDH	From (m)	To (m)	Int (m)	**Int (ft)**	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (ppb)	**3E (g/t)**	Ni %	Cu %
	74.50	78.00	3.50	**11.48**	43.0	478.7	838.3	1360.1	**1.36**	0.02	0.07
	103.00	128.50	25.50	**83.67**	59.6	336.0	890.9	1286.6	**1.29**	0.02	0.09
incl.	123.50	128.50	5.00	**16.41**	101.0	495.9	1469.0	2065.9	**2.07**	0.02	0.13

LR-48: 582NE/1420SE (246m/45/-45)

DDH	From (m)	To (m)	Int (m)	**Int (ft)**	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (ppb)	**3E (g/t)**	Ni %	Cu %
	173.50	213.00	39.50	**129.60**	38.4	268.5	564.4	871.3	**0.87**	0.01	0.07
incl.	174.50	184.00	9.50	**31.17**	67.6	571.9	1106.3	1745.8	**1.75**	0.02	0.10
incl.	176.00	181.00	5.00	**16.41**	77.5	797.9	1441.5	2316.9	**2.32**	0.03	0.12

LR-49: 616NE/1472SE (181m/45/-45)

DDH	From (m)	To (m)	Int (m)	**Int (ft)**	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (ppb)	**3E (g/t)**	Ni %	Cu %
	94.50	95.50	1.00	**3.28**	145.5	1405.5	2435.0	3986.0	**3.98**	0.02	0.06
	114.00	130.00	16.00	**52.50**	24.7	291.7	578.5	894.8	**0.89**	0.01	0.05
incl.	114.00	120.50	6.50	**21.33**	37.5	593.5	1187.6	1818.6	**1.82**	0.01	0.05

Drill hole LR-46 is collared approximately 1km southeast of hole DL-68. Drilling continues on northeast sections and is gradually expanding the mineralized zone to the south and at depth. The present drilling at Lismer's Ridge is located ~600m north of hole LR-14 (Phase 4 – 45m @ 1.69g/t 3E) and ~3km northwest of the Varley Showing (>10g/t 3E).

Approximately 300m to the south of the Dana Lake South Zone and ~1km west of the highly prospective Lismer's Ridge, lies a newly identified >600m long geophysical (induced polarization) anomaly referred to as Banshee Lake. Drilling has commenced on this new drill target and results will be reported as they become available.

With numerous prime targets still requiring drill-testing, including the Banshee Lake area and those south and southeast **of Lismer's Ridge, and because the mineralisation at Dana Lake South and Lismer's Ridge is open to depth, it has become apparent that three drill rigs are now needed to accelerate the program.**

The current Phase 5, $2.5 million exploration program, which incorporates approximately 20,000m of diamond drilling, is anticipated to be completed by the end of May 2002. The Company considers the results to date to be extremely encouraging and, provided these positive results continue, it is the intention of PFN, as the Program Manager to recommend a significantly expanded drill program commencing in June and extending through 2002 and into 2003.

The River Valley Project is part of a 50-50 Joint Venture between Anglo American Platinum Corporation Limited and Pacific North West Capital Corp. Anglo Platinum holds a 50% interest in the Project and may increase its interest to 65% by placing it into commercial production. The River Valley Project is located 60km east of Sudbury, Ontario, and has excellent infrastructure. In addition to major copper and nickel production, Sudbury mines recover more than 700,000 ounces of platinum group metals each year. Sudbury is the site of two major smelters, owned by INCO Limited and Falconbridge Limited. The qualified person for the River Valley Project is John Royall, P. Eng.

Anglo American Platinum Corporation Limited is also funding a second major exploration program managed by PFN, on the Agnew Lake PGM Property located west of Sudbury.

On behalf of the Board of Directors

Harry Barr

Harry Barr, President

S.E.C. 12g(3) exemption # 82-4828

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

For a copy of the map attachment, please visit our website at www.pfncapital.com

For further information, please call Toll Free 1-800-667-1870



South Zone
fault
Dana Lake
contact
South Zone (Phase 5)
- River Valley Project -
Current Drill Holes
Drill hole collar (P1-5)
LU = Layered Units
IBZ = Inclusion-Bearing Zone
BX = Breccia Zone
25m
McNish
Pardo
Dana
Grenville Fault (approx.)
Dana Lake Area
Mineralized Breccia (confirmed & projected)
Jana 562ppb
Varley 10.4g/t
Azen Creek 4.2g/t
Jackson Flats 655ppb
Razor 1.3g/t
Wonder 1.7g/t
Thomson 1.3g/t
Intrusive Contact
Confirmed Breccias & Mineralization
River Valley Intrusion
PGM showings
Claim boundary
1000 m
Janes
Crerar
McWilliams


FW
LR-03
contact
FW
trench/stripping
swamp
LR-01
LR-39
fault
LR-45
LR-02
LR-37
LR-40
RV-38
LR-38
LR-47
LR-46
LR-05
LR-04
LR-36
LR-48
LR-49
25m
FW
Lismer North (Phase 5)
- River Valley Project -
Current Drill Holes
Drill hole collar (P1-5)
McNish
Pardo
Dana
Dana Lake Area
Lismer's Ridge
Mineralized Breccia
(confirmed & projected)
Jana
562ppb
Varley
10.4g/t
Intrusive Contact
Confirmed Breccias & Mineralization
Razor
1.3g/t
Azen Creek
4.2g/t
Jackson Flats
655ppb
River Valley Intrusion
Wonder
1.7g/t
Thomson
1.3g/t
PGM showings
Claim boundary
1000 m
Janes
McWilliams
Crerar